UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BridgeBio Pharma Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10806X102
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806X102	13D	Page 2 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Genetic Disorder L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 3 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Genetic Disorder GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 10806X102	13D	Page 4 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 5 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 6 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 7 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,060,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
31,060,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 8 of 14 pages
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,060,971

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,060,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10806X102	13D	Page 9 of 14 pages
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,060,971

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,060,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,060,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of BridgeBio Pharma Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on July 10, 2019, as amended by Amendment No. 1 to Schedule 13D filed on June 1, 2020 and Amendment No. 2 to Schedule 13D filed on October 6, 2020 (as so amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Nuttall, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The business address for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2021, KKR Genetic Disorder L.P., as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, as representative for the underwriters party thereto (the “Underwriters”), providing for the offer and sale of 3,000,000 shares of Common Stock by KKR Genetic Disorder L.P. (the “Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $62.50 per share of Common Stock. Pursuant to the Underwriting Agreement, KKR Genetic Disorder L.P. also granted to the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock, which was exercised in full on February 12, 2021. The sale of 3,450,000 shares in the Offering closed on February 17, 2021.  The Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-240147), as supplemented by a prospectus supplement dated February 11, 2021.

Pursuant to the Underwriting Agreement, KKR Genetic Disorder L.P. has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from February 11, 2021 continuing through the date 60 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit H hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b) KKR Genetic Disorder holds 31,060,971 shares of Common Stock representing approximately 20.9% of the outstanding shares of Common Stock, based on 148,790,641 shares of Common Stock outstanding as of February 9, 2021, as reported in the prospectus on Form 424B7 filed with the Securities and Exchange Commission on February 11, 2021.

KKR Genetic Disorder GP (as the general partner of KKR Genetic Disorder); KKR Group Partnership (as the sole member of KKR Genetic Disorder GP); KKR Group Holdings (as the general partner of KKR Group Partnership); KKR & Co. (as the sole shareholder of KKR Group Holdings); KKR Management (as the Series I preferred stockholder of KKR & Co.); and Messrs. Kravis and Roberts (as the founding partners of KKR Management) may be deemed to be the beneficial owner of the securities held directly by KKR Genetic Disorder, in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c)  Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
Exhibit H	Lock-Up Agreement, dated as of February 11, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

KKR GENETIC DISORDER L.P.
By: KKR Genetic Disorder GP LLC, its general partner

	By:	/s/	Terence Gallagher
	Name:		Terence Gallagher
	Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GENETIC DISORDER GP LLC

	By:	/s/	Terence Gallagher
	Name:		Terence Gallagher
	Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.
By: KKR Group Holdings Corp., its general partner

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley